Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

January 25, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Austin Stephenson

Re:	Northwest Biotherapeutics, Inc.

Registration Statement on Form S-3

Filed January 7, 2013

File No. 333-185898

Dear Mr. Stephenson:

This letter sets forth the responses of Northwest Biotherapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2013 ("Comments Letter") concerning the Company’s Form S-3 filed on January 7, 2013 (the “Filing”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Exhibits, page 27

1.	In order to qualify your indenture under the Trust Indenture Act of 1939, you must have a Form of Indenture on file at the time of effectiveness of the registration statement. Please file by pre-effective amendment a For of Indenture as an exhibit to your registration statement and eliminate any language indicating that the indenture may be filed post-effectively through a Form 8-K. .

We have filed forms of Indentures as Exhibits No. 4.4 and 4.5 to Amendment No. 1 to Form S-3 and eliminated any language in Amendment No. 1 indicating that the indenture may be filed post-effectively through a Form 8-K.

2.	We note that Exhibit 23.1 attached to the filing, entitled “Consent of Independent Registered Public Accounting Firm,” does not include the signature of the accountant. Please amend to include this signature in the Exhibit..

In Amendment No. 1 to Form S-3, we have filed Exhibit 23.1 with the signature of the accountant.

Incorporation of Documents by Reference, page 25

3.	Please revise your disclosure to incorporate by reference the Form 8-K filed on December 7, 2012.

In Amendment No. 1 to Form S-3, we have revised the disclosure in the section entitled “Incorporation of Documents by Reference” to include the Form 8-K filed on December 7, 2012.

In connection with our response to the Staff’s comments, we acknowledge that:

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Sincerely,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler